July 19, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-176097) (the “Registration Statement”) of Chuy’s Holdings, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of 5,833,333 shares of common stock, we hereby join the Company’s request for acceleration of effectiveness for the above-referenced Registration Statement to 3:00 p.m. EST, on July 23, 2012, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of the Company, dated July 11, 2012, through the date hereof:

Preliminary Prospectus dated July 11, 2012

981 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

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JEFFERIES & COMPANY, INC.

By:	/s/ John Tibe
Name: John Tibe
Title: Managing Director

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Christopher J. Sciortino
Name: Christopher J. Sciortino
Title: Managing Director